

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2013

Via E-mail
Mr. Carlos De la Torre
President
Swingplane Ventures, Inc.
Alcantara 200, piso 6
Las Condes, Santiago
Chile

> **Re: Swingplane Ventures, Inc.**
> **Amendment No. 3 to Form 8-K**
> **Filed July 19, 2013**
> **Amendment No. 4 to Form 8-K**
> **Filed July 19, 2013**
> **File No. 000-54571**

Dear Mr. De la Torre:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form 8-K Filed July 19, 2013

Item 2.01 Completion of Acquisition or Disposition of Assets, page 3

1. Please include disclosure at the beginning of this section to clarify that on June 15, 2013, the company defaulted on the option agreement, which was the company's sole asset, and as a result, the company no longer has any rights, title or interest in any of the mining concessions that were the subject of the option agreement. Please also include disclosure at the beginning of this section to clarify that as a result, the information included in the Form 8-K relating to the mining concessions is historical in nature and, if true, that the company has no current or planned operations related to the mining concessions.

2.   We note your disclosure on page four that prior to the transaction, you were a public reporting "shell company," as defined in Exchange Act Rule 12b-2. Please revise the disclosure to clarify that due to the default of the option agreement, which was Mid Americas' sole asset, the company is currently a "shell company" as defined in Exchange Act Rule 12b-2, and add disclosure as to the impact this will have upon the company, including the effect of Securities Act Rule 144.

Description of Business, page 5

3.   Please update the disclosure in this section to clarify whether you have ceased all negotiations with the optionors regarding the option agreement.

4.   We partially reissue comment eight in our letter dated May 24, 2013. Please disclose the specifics regarding the anomalies found, when the deficiencies began, the amount that would be required to fix such anomalies, the impact this would have upon the option agreement and the impact this could have upon your proposed business. Provide clear disclosure throughout of the anomalies in the title identified by the Chilean legal counsel each time you discuss the option agreement or the mining concessions. Such detailed disclosure should be included in the business section and not simply cross-referenced to the risk factor.

Risk Factors, page 24

We were unable to obtain the funds necessary to finalize our property option agreement and have no further rights or interest under the option agreement, page 25

5.   Please revise to explain how the defaults under the option agreement affect the company or the company's common stock. For example, please explain that as a result of the defaults under the option agreement, the company lost all rights, title and interest in its sole asset and the company's status as a "shell company" as defined in Exchange Act Rule 12b-2.

Our company's officer and director currently owns 45.58% of the voting rights and investors may find that his votes may be contrary to their interest, page 41

6.   Please expand this risk factor to explain how Mr. De la Torre's voting power affects the company or the company's common stock as required by Item 503(c) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

7.   We note your response to comment 13 in our letter dated May 24, 2013. Please file as an exhibit a written description of the loan agreement, including the name of the unrelated

third party. Refer to Compliance and Disclosure Interpretations, Regulation S-K, Question 146.04, which is available on our website.

8.   We note your response to comment 14 in our letter dated May 24, 2013. Please include the extension agreement in the exhibit index to this Form 8-K and either file it as an exhibit to this Form 8-K or incorporate it by reference to the Form 8-K filed on May 31, 2013.

9.   Please revise the plan of operation on page 45 to reflect the prior estimated expenses and estimated allocation of those estimated expenses. The Form 8-K disclosure should be as of the date of the filing of the form. The revised plan as a result of the default should update, rather than replace the original information.

Algarrobo Property, page 49

10.   Please clearly state in this section that as of June 15, 2013, neither Mid Americas nor the company has any right, title or other interest in the Algarrobo Property. Similarly revise the Future Operations section beginning on page 67 and the Proposed Exploration Programs section beginning on page 68.

Security Ownership of Certain Beneficial Owners and Management, page 71

11.   Please revise the amount held by officers and directors as a group. In addition, Mr. Voyer should be added back to the beneficial ownership table.

12.   Please revise the table on page 72 to reflect the officers and directors and provide such information for the officers and directors as a group. In addition, please revise the risk factor and disclosure elsewhere to disclose the voting control of Mr. De la Torre based upon the voting percentage of the common and preferred combined, including those shares held indirectly through any affiliated companies.

13.   We note your response to comment 21 in our letter dated May 24, 2013, and we reissue the comment. According to the disclosure on page 80, there are 18 record holders of 235,000,000 shares of common stock issued and outstanding. Given the current disclosure in the beneficial ownership tables on pages 71-72, it would appear that there are other individuals that are beneficial owners of more than 5% of the common stock that have not been included in the tables. Please revise the beneficial ownership table on page 71 to include all beneficial owners of more than 5% of common stock or advise.

Directors and Executive Officers, page 73

Executive Compensation, page 77

14.   We partially reissue comment 23 in our letter dated May 24, 2013. We note the $50,000 in consulting fees paid to Toucan, an entity controlled by Mr. De la Torre. Item 402 of Regulation S-K requires disclosure of all compensation paid to the named executive officers, directly or indirectly, for services rendered in all capacities to the registrant and its subsidiaries. Please provide a detailed analysis as to why such payment should not be included in a summary compensation table. Also, please file Mr. De la Torre's management agreement as an exhibit.

15.   Please file as an exhibit a written description of the consulting agreement between Mr. De la Torre and the company. Refer to Compliance and Disclosure Interpretations, Regulation S-K, Question 146.04, which is available on our website.

Recent Sales of Unregistered Securities, page 81

16.   Please revise the disclosure of the June 2010 transaction. The amount returned for cancellation is more than the amount issued.

17.   As previously requested in comment 27 in our letter dated May 24, 2013, please disclose the persons or class of persons to whom the securities were offered, the exemption relied upon and the facts supporting reliance upon the exemption. In particular, we note the April 2012 transaction. In addition, please explain the reference to selling shareholders in the February 2013 transaction.

Exhibit 99.2

Mid Americas Corporation

Financial Statements as of and for the Six Months Ended December 31, 2012

Report of Independent Registered Public Accounting Firm, page 2

18.   We note your response to comment 35 in our letter dated May 24, 2013 in which you state that you obtained a revised audit report that clearly identifies all financial statements in Exhibit 99.2 as being audited. We further note that the first and fourth paragraphs still do not clearly identify the balance sheet as of June 30, 2012 and the results of operations and cash flows for the six months ended December 31, 2012 as being audited. Please further revise the audit report to include these periods, as applicable.

Amendment No. 4 to Form 8-K Filed July 19, 2013

Exhibit 2.1

19.   We reissue comment 30 in our letter dated May 24, 2013. We note that Exhibit 2.1 as filed with Amendment No. 4 to the Form 8-K does not appear to include the Disclosure Statements for the Target and the Purchaser. Please file all material agreements. To the extent you omit these schedules, please include in the exhibit a list briefly identifying the contents of all missing schedules and agree to furnish supplementally a copy of any omitted schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K. In addition, please include Schedule A in its entirety.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Piland at (202) 551-3589 or Pamela Howell at (202) 551-3357 with any other questions.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director